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                              October 26, 2021

       Amy Nauiokas
       Chief Executive Officer
       Anthemis Digital Acquisitions I Corp
       122 Hudson Street
       3rd Floor
       New York, New York 10013

                                                        Re: Anthemis Digital
Acquisitions I Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-259986

       Dear Ms. Nauiokas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       There have been and may in the future be changes to the accepted accounting for special purpose acquisition companies..., page 68

   1.                                                   We note your risk
factor that there were changes to the    accepted accounting for special
                                                        purpose acquisition
companies    and your reference to how such changes could result in
                                                        the recognition of
accounting errors in previously issued financial statements. Please tell
                                                        us what    accepted
accounting for special purpose acquisition companies    means and how
                                                        it relates to (1) the
requirements in Regulation S-X that the financial statements must be prepared in accordance
with generally accepted accounting principles in the U.S. (   U.S.
                                                        GAAP   ), and (2) your
financial statements and related audit opinion that state your financial statements
were prepared in accordance with U.S. GAAP. In addition, address
 Amy Nauiokas
Anthemis Digital Acquisitions I Corp
October 26, 2021
Page 2
         how    a change    in accounting could result in an accounting error
when the U.S. GAAP
         definition of an    accounting change    explicitly scopes out    the
correction of an error in
         previously issued financial statements.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameAmy Nauiokas                                 Sincerely,
Comapany NameAnthemis Digital Acquisitions I Corp
                                                               Division of
Corporation Finance
October 26, 2021 Page 2                                        Office of
Finance
FirstName LastName